HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011

GREGORY J. SCHMITT DIRECT DIAL: (214) 468-3375 DIRECT FAX: (214) 740-7166 EMAIL: GSCHMITT@HUNTON.COM
October 31, 2008	FILE NO: 70131.000001

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Re:	AmeriCredit Corp.
Schedule TO-I filed October 20, 2008
SEC File No. 005-40781

Ladies and Gentlemen:

On behalf of AmeriCredit Corp., a Texas corporation (the “Company” or “AmeriCredit”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 to the Schedule TO of AmeriCredit (the “Amended Schedule TO”), including exhibits.

The Amended Schedule TO incorporates changes responsive to the comments set forth in the Commission’s letter to L. Steven Leshin, dated October 28, 2008. For your convenience, we have repeated each comment prior to the response. All references to headings and to page numbers in our discussion below are to the pages in the Amended Schedule TO, or the applicable exhibit.

Schedule TO-I

Item 10

1.	You state that the disclosure requirements of Item 10(b) of Schedule TO are “not applicable” here. Please explain in your response letter how you reached the conclusion that the pro forma information required by Item 1010(b) of Regulation M-A is not material. In addition, disclose this information in the Issuer Repurchase Notice, addressing the specific measures in Item 1010(b)(1)-(3).

The Company supplementally advises the Staff that the Company believes that the pro forma financial information required by item 1010(b) of Regulation M-A is not material to a holder’s decision to put the Securities to the Company because the consideration being paid

ATLANTA    AUSTIN    BANGKOK    BEIJING    BRUSSELS    CHARLOTTE    DALLAS    HOUSTON     LONDON    LOS ANGELES

McLEAN    MIAMI    NEW YORK    NORFOLK    RALEIGH    RICHMOND    SAN FRANCISCO    SINGAPORE    WASHINGTON

www.hunton.com

Securities and Exchange Commission

October 31, 2008

consists solely of cash, the Company has the requisite amount of cash on hand necessary to effectuate the Offer, the Offer is not subject to any financing condition and the impact on the specific measures identified in Item 1010(b) of Regulation M-A is not material. Specifically, on a pro forma basis and as a result of the Offer, (a) the Company’s net loss would have decreased from approximately ($69,319M) to approximately ($68,551M) for the fiscal year ended June 30, 2008, and from approximately ($1,662M) to approximately ($1,566M) for the quarter ended September 30, 2008, (b) the Company’s net loss per share would have decreased from ($.60) to ($.59) for the fiscal year ended June 30, 2008, and would not have changed for the quarter ended September 30, 2008, and (c) the Company’s ratio of earnings to fixed charges would not have changed for either period. As of the quarter ended September 30, 2008, on a pro forma basis and as a result of the Offer, the Company’s book value per share would not have changed. Item 10 of the Amended Schedule TO has been revised to disclose this information.

Exhibit (a)(1)(A) – Issuer Repurchase Notice

Summary Term Sheet, page 2

2.	Describe the accounting treatment of the offer, or explain in your response letter why it is not material. See Item 1001(a)(1)(xi) of Regulation M-A.

The Company has revised the Summary Term Sheet to disclose that the consummation of the Offer to repurchase the Securities will be treated by the Company as an extinguishment of debt for accounting purposes.

“When does the Offer expire…,” page 2

3.	Please revise your offer to comply with Rule 14e-1(a). In this regard, it appears that the offer will be open for less than twenty business days because it will expire at 5:00 p.m. instead of midnight Eastern Standard Time on the twentieth business day from the date that the offer commenced. Please note that November 11, 2008 is not considered a business day because it is a federal holiday. Refer to Rule 13e-4(a)(3). In your response letter, please tell us how you will notify target security holders of this change in the expiration date of the offer.

The Company has revised the Issuer Repurchase Notice to reflect that the Offer will remain open until midnight, New York City time on November 17, 2008. The Company supplementally advises the Staff that security holders will be notified of this change in the expiration date of the Offer electronically by a posting to DTC’s Participant Tender Offer Program (“PTOP”). The Company believes that the Securities are all held by institutional holders that will receive adequate notice through PTOP.

Securities and Exchange Commission

October 31, 2008

4.	We note that the offer may be extended, if required by applicable law. Please revise your disclosure to confirm that you will publicly announce any extension of your offer by no later than 9:00 a.m. Eastern Standard Time on the next business day following the scheduled expiration of the offer. Please refer to Rule 14e-1(d)(i) of the Exchange Act.

The Company has revised the Issuer Repurchase Notice to confirm that the Company will publicly announce any extension of the Offer by no later than 9:00 a.m. New York City time on the next business day following the scheduled expiration of the Offer.

Important Information Concerning the Offer, page 4

5.	You indicate that tendered securities may be withdrawn at any time before the expiration date. Please revise your offer document to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii) of the Exchange Act.

The Company has revised the Issuer Repurchase Notice to disclose the withdrawal rights provided by Rule 13e-4(f)(2)(ii) of the Exchange Act.

Optional Redemption, page 6

6.	Your disclosure indicates that as of the day after the scheduled expiration of this offer, the Securities are redeemable for cash at the option of the Company at a Redemption Price (as defined in the Indenture). State the Redemption Price, or (if it is not a fixed number) how it is calculated.

The Company has revised the Issuer Repurchase Notice to indicate what the Redemption Price is for the Company to redeem the Securities as of the day after the scheduled expiration of the Offer.

Holder’s Right to Redemption Upon Change in Control, page 6

7.	Your disclosure here indicates that Holders who do not tender into this offer will have the right to require the Company to redeem the notes upon a Change of Control at a redemption price equal to the Change in Control Price, as defined in the Indenture. We assume, and we believe a reasonable reader would assume, that this term refers to the price to be paid in the relevant change of control transaction that triggers the redemption right. If this is not the case, please revise to describe the Change in Control Price here.

The Company has revised the Issuer Repurchase Notice to describe the Change of Control Price that is paid upon a redemption that occurs as a result of a Change of Control.

Securities and Exchange Commission

October 31, 2008

Material Tax Consequences, page 11

8.	Please delete the statements that the tax discussion is “for general information only” and does not “purport to be a complete analysis of all potential tax effects of the offer.” We believe this language might suggest that security holders may not rely on the description of material tax consequences included in the offering document. Revise your disclosure to ensure that you discuss all material tax consequences.

The Company has revised the Issuer Repurchase Notice to conform with the Staff’s comments.

If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at 214-468-3375.

Sincerely,

/s/ Gregory J. Schmitt
Gregory J. Schmitt

GJS/bt

enclosures

cc:	J. Michael May, Esq.

L. Steven Leshin, Esq.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO.1

AMERICREDIT CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

1.75% Convertible Senior Notes Due 2023

(Title of Class of Securities)

03060R AM 3

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

J. Michael May, Esq.

General Counsel

AmeriCredit Corp.

801 Cherry Street, Suite 3900

Fort Worth, Texas 76102

(817) 302-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

L. Steven Leshin, Esq.

Hunton & Williams LLP

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202

(214) 979-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$86,318,167.07	$3,392.31

*	The repurchase price of the 1.75% Convertible Senior Notes due 2023, as described herein, is $1,002.50 per $1,000 principal amount outstanding, plus accrued and unpaid interest up to but excluding the Repurchase Date. As of October 20, 2008, there was approximately $85,349,000.00 in aggregate principal amount outstanding, resulting in an aggregate maximum repurchase price of $85,562,372.50, plus accrued interest. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	3,392.11	Filing party:	AmeriCredit Corp.
Form or Registration No.:	Schedule TO-I (005-40781)	Date filed:	October 20, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by AmeriCredit Corp., a Texas corporation (the “Company”), and relates to the offer by the Company to repurchase for cash the outstanding 1.75% Convertible Senior Notes due 2023 issued by the Company on November 18, 2003 (the “Securities”), upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of November 18, 2003, by and between the Company, the Guarantors (as defined therein) and HSBC Bank USA, National Association, as Trustee (the “Trustee”), (2) the Issuer Repurchase Notice to Holders of AmeriCredit Corp. 1.75% Convertible Senior Notes Due 2023, dated October 20, 2008 and filed herewith as Exhibit (a)(1)(A) (as amended from time to time, the “Issuer Repurchase Notice”), (3) the Securities and (4) the related offer materials filed as Exhibits (a)(1)(B) to (d)(1) to this Schedule TO (which Issuer Repurchase Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer will expire at midnight, New York City time, on November 17, 2008. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Issuer Repurchase Notice under “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is AmeriCredit Corp., a Texas corporation. The address and telephone number of the Company’s principal executive offices are 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102 (817) 302-7000. The information set forth in the Issuer Repurchase Notice under Section 1 (“Information Concerning the Company”) is incorporated herein by reference.

(b) Securities. This Schedule TO relates to the offer by the Company to repurchase all the outstanding Securities. As of October 20, 2008, there was approximately $85,349,000 in aggregate principal amount of Securities outstanding. The information set forth in the Issuer Repurchase Notice under Section 2 (“Information Concerning the Securities”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Issuer Repurchase Notice under Section 2.4 (“Market for the Securities and AmeriCredit Corp. Common Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the “filing person” and the “subject company.” The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Issuer Repurchase Notice under “Summary Term Sheet,” Section 2 (“Information Concerning the Securities”), Section 3 (“Procedures to be Followed by Holders Electing to Surrender Securities for Repurchase”), Section 4 (“Right of Withdrawal”), Section 5 (“Payment for Surrendered Securities”), Section 6 (“Securities Acquired”), Section 9 (“Legal Matters; Regulatory Approvals”), Section 10 (“Purchases of Securities by the Company and its Affiliates”), Section 11 (“Material United States Income Tax Considerations”), Section 14 (“No Solicitations”), Section 15 (“Definitions”) and Section 16 (“Conflicts”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

2

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Issuer Repurchase Notice under Section 2.1 (“The Company’s Obligation to Repurchase the Securities”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Issuer Repurchase Notice under Section 6 (“Securities Acquired”) is incorporated herein by reference.

(c) Plans. The information set forth in the Issuer Repurchase Notice under Section 7 (“Plans or Proposals of the Company”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Issuer Repurchase Notice under Section 5 (“Payment for Surrendered Securities”) and Section 12 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

ITEM 9.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations and Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The Company believes that its financial condition is not material to a holder’s decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Offer is not subject to any financing conditions, the Offer applies to all outstanding Securities and the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis. The information set forth in the Issuer Repurchase Notice under Section 13 (“Additional Information”) is incorporated herein by reference.

(b) Pro Forma Information. The Company believes that pro forma financial information is not material to a holder’s decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Company has the requisite amount of cash on hand necessary to effectuate the Offer, the Offer is not subject to any financing condition and the impact on the specific measures identified in Item 1010(b) of Regulation M-A promulgated under the Securities Act of 1933, as amended, is not material. Specifically, on a pro forma basis and as a result of the Offer, (i) the Company’s net loss would have decreased from approximately ($69,319M) to approximately ($68,551M) for the fiscal year ended June 30, 2008, and from approximately ($1,662M) to approximately ($1,566M) for the quarter ended September 30, 2008, (ii) the Company’s net loss per share would have decreased from ($.60) to ($.59) for the fiscal year ended June 30, 2008, and would not have changed for the quarter ended September 30, 2008, and (iii) the Company’s ratio of earnings to fixed charges would not have changed for either period. As of the quarter ended September 30, 2008, on a pro forma basis and as a result of the Offer, the Company’s book value per share would not have changed.

ITEM 11.	ADDITIONAL INFORMATION.

        (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) and Section 9 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the Company’s knowledge, no material legal proceedings relating to the Offer are pending.

3

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
(a)(1)(A)	Form of Issuer Repurchase Notice to Holders of AmeriCredit Corp. 1.75% Convertible Senior Notes due 2023, dated October 20, 2008

(a)(1)(B)	Form of Repurchase Notice

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Notice of Withdrawal

(a)(1)(E)	Form of Broker Letter

(a)(1)(F)	Form of Client Letter

(a)(5)	None

(b)	None

(d)(1)	Indenture, dated as of November 18, 2003 (Incorporated by reference to Exhibit 10.12 to the Company’s Form 10-Q (File No. 001-10667) as filed with the Securities and Exchange Commission on February 17, 2004)

(g)	None

(h)	None

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Schedule TO is true, complete and correct.

AMERICREDIT CORP.

/s/ Chris A. Choate
Executive Vice President, Chief Financial Officer and Treasurer

Date: October 31, 2008

5

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Form of Issuer Repurchase Notice to Holders of AmeriCredit Corp. 1.75% Convertible Senior Notes due 2023, dated October 20, 2008

(a)(1)(B)	Form of Repurchase Notice

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Notice of Withdrawal

(a)(1)(E)	Form of Broker Letter

(a)(1)(F)	Form of Client Letter

(d)(1)	Indenture, dated as of November 18, 2003 (Incorporated by reference to Exhibit 10.12 to the Company’s Form 10-Q (File No. 001-10667) as filed with the Securities and Exchange Commission on February 17, 2004)

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Exhibit (a)(1)(A)

ISSUER REPURCHASE NOTICE

AMERICREDIT CORP.

OFFER TO REPURCHASE FOR CASH

ANY AND ALL OF ITS OUTSTANDING

1.75% CONVERTIBLE SENIOR NOTES DUE 2023

CUSIP Number: 03060R AM 3

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT,

NEW YORK CITY TIME, ON MONDAY, NOVEMBER 17, 2008, AND

WILL NOT BE EXTENDED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of November 18, 2003, by and between AmeriCredit Corp., a Texas corporation (the “Company” or “AmeriCredit”), the Guarantors (as defined therein) and HSBC Bank USA, National Association, as Trustee (the “Paying Agent”), relating to the Company’s 1.75% Convertible Senior Notes due 2023 (the “Securities”), that at the option of the holder thereof (the “Holder”), the Securities will be repurchased by the Company for $1,002.50 per $1,000 principal amount of the Securities (the “Repurchase Price”), plus accrued and unpaid interest, if any, up to but excluding November 18, 2008, subject to the terms and conditions of the Indenture, the Securities and this Issuer Repurchase Notice and related offer materials, as amended and supplemented from time to time (the “Offer”). This Issuer Repurchase Notice is being sent pursuant to Section 3.11 of the Indenture and the provisions of the Securities. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

To exercise your option to have the Company repurchase the Securities and receive payment of $1,002.50 per $1,000 principal amount of the Securities, plus accrued and unpaid interest, if any, you must validly surrender the Securities and the enclosed Repurchase Notice to the Paying Agent (and not have withdrawn such surrendered Securities and Repurchase Notice), prior to midnight, New York City time, on Monday, November 17, 2008, unless the Offer is required to be extended by applicable law.

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The address for the Paying Agent is:

HSBC Bank USA, National Association

Corporate Trust & Loan Agency

2 Hanson Place, 14th Floor

Brooklyn, New York 11217-1409

Attention: Corporate Trust Operations

Tel: (800) 662-9844

Fax: (718) 488-4488

Copies of this Issuer Repurchase Notice may be obtained from the Paying Agent at its addresses set forth above.

The date of this Issuer Repurchase Notice is October 20, 2008.

No person has been authorized to give any information or to make any representations other than those contained in this Issuer Repurchase Notice and accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Issuer Repurchase Notice and accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Issuer Repurchase Notice shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. Neither the Company, its Board of Directors nor its employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Securities. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Securities for repurchase and, if so, the amount of Securities to surrender.

ii

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Offer. To understand the Offer fully and for a more complete description of the terms of the Offer, we urge you to read carefully the remainder of this Issuer Repurchase Notice and the accompanying Repurchase Notice because the information in this summary is not complete and those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.

Who is offering to purchase my Securities?

AmeriCredit Corp., a Texas corporation (the “Company” or “AmeriCredit”), is offering to repurchase your validly surrendered 1.75% Convertible Senior Notes due 2023 (the “Securities”). (See Page 4)

What securities are you seeking to repurchase?

We are offering to repurchase all of the Securities surrendered, at the option of the holder thereof (the “Holder”). As of October 20, 2008, there was approximately $85,349,000 aggregate principal amount of Securities outstanding. The Securities were issued under an indenture, dated as of November 18, 2003 (the “Indenture”), between the Company, the Guarantors (as defined therein) and HSBC Bank USA, National Association, as Trustee (the “Paying Agent”). (See Page 4)

How much are you offering to pay and what is the form of payment?

Pursuant to the terms of the Indenture, we will pay in cash a repurchase price of $1,002.50 per $1,000 principal amount of the Securities (the “Repurchase Price”), plus accrued and unpaid interest, if any, up to but excluding November 17, 2008, with respect to any and all Securities validly surrendered for repurchase and not withdrawn. (See Page 4)

How can I determine the market value of the Securities?

There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Offer. Shares of our common stock, into which the Securities are convertible, are listed on the NYSE under the symbol “ACF.” On October 17, 2008, the last reported sales price of our common stock on the NYSE was $8.67 per share. (See Page 5)

Why are you making the offer?

We are required to make the offer pursuant to the terms of the Securities and the Indenture. (See Page 4)

What does the Company’s Board of Directors think of the Offer?

Although the Company’s Board of Directors has approved the terms of the Offer included in the Indenture, it has not made any recommendation as to whether you should surrender your Securities for repurchase in the Offer. You must make your own decision whether to surrender your Securities for repurchase in the Offer and, if so, the amount of Securities to surrender. (See Page 4)

When does the Offer expire?

The Offer expires at midnight, New York City time, on November 17, 2008. The period that Holders have to accept the Offer will not be extended unless required by applicable law. (See Page 4)

What are the conditions to the Company’s repurchase of the Securities?

The Company’s repurchase of validly surrendered Securities is not subject to any conditions other than such repurchase being lawful. (See Page 4)

What is the accounting treatment of the Offer?

The consummation of the Offer to repurchase the Securities will be treated by the Company as an extinguishment of debt for accounting purposes.

How do I surrender my Securities?

To surrender your Securities for repurchase pursuant to the Offer, you must deliver the required documents to the Paying Agent no later than midnight, New York City time, on November 17, 2008 or, if the Offer is required to be extended by applicable law, the time and date the extended offer expires.

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

•

A Holder whose Securities are held in certificated form must properly complete and execute the Repurchase Notice and deliver such notice to the Paying Agent, together with any other required documents and the certificates representing the Securities to be surrendered for repurchase, on or before midnight, New York City time, on November 17, 2008.

•

A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities on the Holder’s behalf.

•

A Holder who is a DTC participant may elect to surrender their Securities by delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Securities on or before midnight, New York City time, on November 17, 2008.

•

Holders who are DTC participants should surrender their Securities electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system on or before midnight, New York City time, on November 17, 2008.

Holders who desire to surrender Securities for repurchase and whose certificates representing such Securities are not immediately available or who cannot deliver their certificates, Repurchase Notice and other required documents to the Paying Agent or complete the procedures for book-entry transfer prior to midnight, New York City time, on November 17, 2008, may nevertheless surrender their Securities for repurchase pursuant to the guaranteed delivery procedures described in this Issuer Repurchase Notice. (See Pages 6-8)

If I surrender, when will I receive payment for my Securities?

We will accept for payment all validly surrendered Securities promptly upon expiration of the Offer. Prior to 11:00 a.m., New York City time, on November 18, 2008 (the “Repurchase Date”), we will forward to the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Securities, and the Paying Agent will pay cash to the Holders promptly following the later of the Repurchase Date and, if applicable, receipt of the Securities by the Paying Agent in accordance with the guaranteed delivery procedures. (See Page 4)

Can I withdraw previously surrendered Securities?

Yes. To withdraw previously surrendered Securities, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent prior to midnight, New York City time, on November 17, 2008 or, if the Offer is required to be extended by applicable law, prior to midnight, New York City time, on the business day prior to the date the extended offer expires. In addition, Securities that are not accepted by us for payment by December 16, 2008 may be withdrawn.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC. (See Page 8)

Do I need to do anything if I do not wish to surrender my Securities for repurchase?

No. (See Page 6)

If I choose to surrender my Securities for repurchase, do I have to surrender all of my Securities?

No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for repurchase. If you wish to surrender a portion of your Securities for repurchase, however, you must surrender your Securities in a principal amount of $1,000 or an integral multiple thereof. (See Page 6)

If I do not surrender my Securities for repurchase, will I continue to be able to exercise my conversion rights?

Yes. (See Page 5)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Securities for repurchase in the Offer?

The receipt of cash in exchange for Securities pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and you may recognize gain, income, loss or deduction. You should consult with your own tax advisor regarding the actual tax consequences to you. (See Page 10)

Who is the Paying Agent?

HSBC Bank USA, National Association, the trustee for the Securities, is serving as Paying Agent in connection with the Offer. Its address and telephone number are set forth on the front cover page of this Issuer Repurchase Notice.

Who can I contact if I have questions about the Offer?

Questions and requests for assistance in connection with the surrender of Securities for repurchase in this Offer may be directed to Corporate Trust Operations at HSBC Bank USA, National Association at (800) 662-9844.

IMPORTANT INFORMATION CONCERNING THE OFFER

1. Information Concerning the Company. AmeriCredit Corp., a Texas corporation (the “Company” or “AmeriCredit”), is offering to repurchase its 1.75% Convertible Senior Notes due 2023 (the “Securities”). AmeriCredit is a leading independent auto finance company that has been operating in the automobile finance business since September 1992. We purchase auto finance contracts for new and used vehicles purchased by consumers from franchised and select independent automobile dealerships in our dealership network. We previously made loans directly to customers buying new and used vehicles and provided lease financing through our dealership network, but terminated those activities during fiscal 2008. As used herein, “loans” include auto finance contracts originated by dealers and purchased by us, without recourse. We predominantly target consumers who are typically unable to obtain financing from banks, credit unions and manufacturer captive auto finance companies. Funding for our auto lending activities is obtained through the utilization of our credit facilities and the transfer of loans in securitization transactions. We service our loan portfolio at regional centers using automated loan servicing and collection systems.

Our principal executive offices are located at 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102, and our telephone number is (817) 302-7000. Our website address is www.americredit.com. We have not incorporated by reference into this Issuer Repurchase Notice the information included on or linked from our website, and you should not consider it to be a part of this Issuer Repurchase Notice.

2. Information Concerning the Securities. In November 2003, we issued the Securities at an aggregate issue price of $200.0 million. Cash interest accrues on the Securities at the rate of 1.75% per annum and is payable semi-annually in arrears on May 15 and November 15 of each year to the person in whose name a Security is registered at the close of business on the preceding May 15 and November 15, as the case may be. The Securities mature on November 15, 2023. As of October 20, 2008, there was approximately $85,349,000 in aggregate principal amount of Securities outstanding.

2.1 The Company’s Obligation to Repurchase the Securities. Pursuant to the terms of the Securities and the Indenture, unless earlier redeemed, we are obligated to repurchase all Securities validly surrendered for repurchase and not withdrawn at the Holder’s option on the Repurchase Date at the repurchase price of $1,002.50 per $1,000 principal amount of the Securities, plus accrued and unpaid interest, if any, up to, but excluding November 18, 2008. The purpose of the Offer is to satisfy our obligation under the Securities and the Indenture.

The Offer will expire at midnight, New York City time, on November 17, 2008 or, if the Offer is required to be extended by applicable law, the time and date the extended offer expires. In the event that we are required to extend the Offer, we will make a public announcement of such extention by no later than 9:00 a.m., New York City time, on the next business day following the scheduled expiration of the Offer. The repurchase by the Company of validly surrendered Securities is not subject to any conditions other than such repurchase being lawful.

2.2 Repurchase Price. Pursuant to the Indenture, the repurchase price to be paid by the Company for the Securities on the Repurchase Date is $1,002.50 per $1,000 principal amount of the Securities (the “Repurchase Price”), plus accrued and unpaid interest, if any, up to but excluding November 18, 2008. The Repurchase Price will be paid in cash with respect to any and all Securities validly surrendered for repurchase and not withdrawn prior to midnight, New York City time, on November 17, 2008. Securities surrendered for repurchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. The Paying Agent will pay the Repurchase Price to Holders promptly following the later of the Repurchase Date and, if applicable, the time of delivery of Securities to the Paying Agent in accordance with the guaranteed delivery procedures described in this Issuer Repurchase Notice.

With respect to Securities that are validly surrendered for repurchase, the 1.75% per annum cash interest will accrue up to but excluding November 18, 2008, unless the Company defaults in making payments on Securities validly surrendered for repurchase and not withdrawn.

The Repurchase Price is based solely on the requirements of the Indenture and the Securities and does not necessarily bear any relationship to the market price of the Securities or shares of our common stock. Thus, the Repurchase Price may be significantly higher or lower than the current market price of the Securities. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and our common stock before making a decision whether to surrender their Securities for repurchase.

Neither the Company, its Board of Directors, nor its employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for repurchase pursuant to this Issuer Repurchase Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for repurchase and, if so, the principal amount of Securities to surrender based on such Holder’s assessment of current market value of the Securities and the Common Stock and other relevant factors.

2.3 Conversion Rights of the Securities. The Securities are convertible into shares of our common stock, $.01 par value per share, in accordance with and subject to the terms of the Indenture and the Securities. The conversion rate of the Securities is 53.5260 shares of common stock per $1,000 principal amount of the Securities. The Paying Agent is currently acting as Conversion Agent for the Securities.

Holders that do not surrender their Securities for repurchase pursuant to the Offer will maintain the right to convert their Securities into common stock pursuant to the Indenture. Any Securities as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn prior to midnight, New York City time, on November 17, 2008, as described in Section 4 of this Issuer Repurchase Notice.

2.4 Market for the Securities and AmeriCredit Corp. Common Stock. There is no established reporting system or trading market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities.

Our common stock into which the Securities are convertible is listed on the NYSE under the symbol “ACF.” The following table shows, for the periods indicated, the high and low intraday sales price per share of our common stock as reported by the NYSE. We have not paid, and we currently have no plans to pay, cash dividends on our common stock. The terms of our outstanding indebtedness impose significant limitations on our ability to pay dividends to our stockholders.

	High	Low
Fiscal Year Ending June 30, 2009
2nd Quarter (through October 29, 2008)	$10.58	$4.71
1st Quarter	$14.90	$6.26

Fiscal Year Ended June 30, 2008
4th Quarter	$14.94	$8.50
3rd Quarter	16.00	8.96
2nd Quarter	20.17	9.54
1st Quarter	27.25	15.42

Fiscal Year Ended June 30, 2007
4th Quarter	$29.46	$22.52
3rd Quarter	27.77	20.45
2nd Quarter	26.51	22.59
1st Quarter	28.25	21.68

Fiscal Year Ended June 30, 2006
4th Quarter	$31.70	$26.41
3rd Quarter	31.54	25.43
2nd Quarter	26.40	21.31
1st Quarter	27.59	23.40

On October 29, 2008, the closing sale price of our common stock, as reported by the NYSE was $4.71 per share.

We urge you to obtain current market information for the Securities, to the extent available, and our common stock before making any decision to surrender your Securities pursuant to the Offer.

2.5 Optional Redemption. Beginning on November 15, 2008, the Securities are redeemable for cash at any time at our option, in whole or in part. The redemption price is 100% of the principal amount of the Securities (or 100.25% if the redemption date is November 15, 2008), together with interest accrued up to but not including the date fixed for redemption (as provided for in the Securities).

2.6 Holder’s Right to Require Redemption Upon Change in Control. The Holder may require us to redeem all or any part of his or her Securities if there is a Change in Control (as defined in the Indenture) at a redemption price equal to 100% of the principal amount of the Securities, together with interest accrued up to but not including the date fixed for redemption (as provided for in the Securities).

2.7 Ranking. The Securities rank equally with our senior unsecured indebtedness. As of June 30, 2008, our senior unsecured indebtedness included $200.0 million principal amount of our 8.50% Senior Notes due 2015, $275.0 million principal amount of our 0.75% Convertible Senior Notes due 2011 and $275.0 million of our 2.125% Convertible Senior Notes due 2013. Our subsidiaries guarantee the Securities. The Securities effectively rank junior to all indebtedness of our subsidiaries, including the borrowings of our principal operating subsidiaries under our credit facilities. Additionally, our credit facilities are secured by certain assets of our subsidiaries. As of June 30, 2008, we had approximately $2,928.2 million outstanding under our credit facilities and approximately $2,041.8 million of unused commitments under our credit facilities.

3. Procedures to Be Followed by Holders Electing to Surrender Securities for Repurchase. Holders will not be entitled to receive the Repurchase Price for their Securities unless they validly surrender and do not withdraw the Securities on or before midnight, New York City time, on November 17, 2008. Only registered Holders are authorized to surrender their Securities for repurchase. Holders may surrender some or all of their Securities; however, any Securities surrendered must be in $1,000 principal amount or an integral multiple thereof.

If Holders do not validly surrender their Securities on or before midnight, New York City time, on November 17, 2008, their Securities will remain outstanding subject to the existing terms of the Securities and the Indenture.

3.1 Method of Delivery. The method of delivery of Securities, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”), is at the election and risk of the person surrendering such Securities and delivering such Repurchase Notice and, except as expressly otherwise provided in the Repurchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Security or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of November 17, 2008 to permit timely delivery to the Paying Agent.

3.2 Repurchase Notice. Pursuant to the Indenture, the Repurchase Notice must contain:

•	if certificated Securities have been issued, the certificate number of the Securities being delivered for repurchase;

•	the portion of the principal amount of the Securities which will be delivered to be purchased, which portion must be in principal amounts of $1,000 or an integral multiple thereof; and

•	a statement that such Securities shall be purchased as of the Repurchase Date pursuant to the terms and conditions specified in the Indenture and the Securities.

Enclosed with this Issuer Repurchase Notice is the form of Repurchase Notice that you are required to use.

3.3 Delivery of Securities.

Securities in Certificated Form. To receive the Repurchase Price, Holders of Securities in certificated form must deliver to the Paying Agent the Securities to be surrendered for repurchase and the accompanying Repurchase Notice, or a copy thereof, on or before midnight, New York City time, on November 17, 2008.

Securities Held Through a Custodian. A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities for repurchase on the Holder’s behalf.

Securities in Global Form. A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Securities by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Securities on or prior to midnight, New York City time, on November 17, 2008; and

•

electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system on or prior to midnight, New York City time, on November 17, 2008. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Repurchase Notice.

Securities and the Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or to us does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

3.4 Notice of Guaranteed Delivery. If you desire to surrender Securities for repurchase pursuant to the Offer but:

•	certificates representing such Securities are not immediately available,

•

time will not permit your Repurchase Notice, certificates representing such Securities and all other required documents to reach the Paying Agent prior to midnight, New York City time, on November 17, 2008, or

•	the procedures for book-entry transfer (including delivery of an agent’s message) cannot be completed prior to midnight, New York City time, on November 17, 2008,

you may nevertheless surrender such Securities with the effect that such surrender will be deemed to have been received prior to midnight, New York City time, on November 17, 2008, if all the following conditions are satisfied:

•

such surrender is made by or through an eligible guarantor institution (each, an “Eligible Institution”), as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•

prior to midnight, New York City time, on November 17, 2008, the Paying Agent has received from such Eligible Institution, at the address of the Paying Agent set forth on the front cover page of this Issuer Repurchase Notice, a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) substantially in the form enclosed herewith, setting forth the name(s) and address(es) of the holder(s) and the principal amount of Securities being surrendered for repurchase, and stating that the surrender is being made thereby and guaranteeing that, within three

NYSE trading days after the date of execution of the Notice of Guaranteed Delivery, a properly completed and executed Repurchase Notice (or a manually signed facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message) and certificates evidencing the Securities (or confirmation of book-entry transfer of such Securities into the Paying Agent’s account with DTC), and any other documents required by the Repurchase Notice, will be deposited by such Eligible Institution with the Paying Agent; and

•

such Repurchase Notice (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message), together with certificates for all physically delivered Securities in proper form for transfer (or confirmation of book-entry transfer of such Securities into the Paying Agent’s account with DTC) and all other required documents are received by the Paying Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The term “agent’s message” means a message, transmitted to DTC and received by the Paying Agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgement that the beneficial owner of the Securities agrees to be bound by the Repurchase Notice and that we may enforce the Repurchase Notice against such person.

Under no circumstances will Securities accrue interest by reason of any delay in making payment to any person using the guaranteed delivery procedures. The repurchase price for Securities surrendered pursuant to the guaranteed delivery procedures will be the same as that for Securities delivered to the Paying Agent on or before midnight, New York City time, on November 17, 2008.

4. Right of Withdrawal. Securities surrendered for repurchase may be withdrawn at any time prior to midnight, New York City time, on November 17, 2008. In order to withdraw Securities, Holders must deliver to the Paying Agent written notice, substantially in the form enclosed herewith, containing:

•	the certificate number(s), if any, and principal amount of the Securities with respect to which such notice of withdrawal is being submitted;

•	the principal amount, if any, of such Securities which remain subject to the original Repurchase Notice and which have been or will be delivered for repurchase by us; and

•	the Holder’s signature, in the same manner as the original signature on the Repurchase Notice by which such Securities were surrendered for repurchase.

In addition, Securities that are not accepted by us for payment by December 16, 2008 may be withdrawn.

The signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Rule 17Ad-15 of the Exchange Act) unless such Securities have been surrendered for repurchase for the account of an Eligible Institution. Any properly withdrawn Securities will be deemed not validly surrendered for purposes of the Offer. Securities withdrawn from the Offer may be resurrendered by following the surrender procedures described in Section 3 above.

Enclosed with this Issuer Repurchase Notice is a Notice of Withdrawal that may be used for withdrawing Securities.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

5. Payment for Surrendered Securities. Prior to 11:00 a.m., New York City time, on November 18, 2008, we will forward to the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Securities, and the Paying Agent will promptly distribute the cash to each Holder that has validly delivered its Securities and not validly withdrawn such delivery prior to midnight, New York City time, on November 17, 2008.

The total amount of funds required by us to repurchase all of the Securities is approximately $86,318,167.07 (assuming all of the Securities are validly surrendered for repurchase and accepted for payment). In the event any Securities are surrendered and accepted for payment, we intend to use cash on hand to repurchase the Securities.

6. Securities Acquired. Any Securities repurchased by us pursuant to the Offer will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company. Except as described in these materials or in our filings with the Securities and Exchange Commission or as previously publicly announced, we currently have no agreements, nor have we authorized any actions, which would be material to a Holder’s decision to surrender Securities for repurchase in the Offer, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any of our significant subsidiaries;

•	any material change in our present dividend rate or policy, indebtedness or capitalization;

•

any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of Directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•

any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of ours, or the disposition of our securities; or

•	any changes in our charter, bylaws or other governing instruments, or other actions that could impede the acquisition of control of us.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Securities. To our knowledge:

•	Neither we, nor our executive officers, Directors, subsidiaries or other affiliates have any beneficial interest in the Securities;

•	none of the officers or Directors of our subsidiaries of the Company have any beneficial interest in the Securities; and

•	during the 60 days preceding the date of this Issuer Repurchase Notice, none of such officers, Directors or affiliates has engaged in any transactions in the Securities.

A list of our Directors and executive officers is attached to this Issuer Repurchase Notice as Schedule A.

Except as described below, with respect to Leucadia National Corporation (“Leucadia”), neither we nor, to our knowledge, any of our affiliates, Directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

On March 4, 2008, the Company and Leucadia entered into an agreement (the “Leucadia Agreement”) regarding Leucadia’s ownership of 25% or more of the Company’s outstanding common stock. Under the terms of the Leucadia Agreement, the Company agreed to create two additional director positions on its Board of Directors and to elect two representatives designated by Leucadia to fill the two new positions. The Company also agreed that it will not increase the size of its Board of Directors to more than nine, without the approval of both a majority of the directors unaffiliated with Leucadia and Leucadia’s designated directors. These provisions will terminate if Leucadia subsequently sells or otherwise disposes of shares of common stock and as a result owns less than 25% of the outstanding common stock of the Company. The Company has also agreed to file one or more registration statements with the SEC regarding the shares owned by Leucadia, if requested by Leucadia and upon certain terms and conditions. The Company filed such a registration statement with the SEC on May 23, 2008. The Leucadia Agreement also provides that Leucadia will not acquire more than 29.9% of the Company’s outstanding common stock, subject to certain exceptions, and will forebear from taking actions concerning business combinations with the Company or concerning the composition of the Company’s Board of Directors, without the approval of a majority of the directors not affiliate with Leucadia. Other provisions of the Leucadia Agreement govern the orderly disposition of the Company’s common stock by Leucadia, should Leucadia choose to do so. The Leucadia Agreement expires on March 3, 2010, subject to certain events that would cause earlier termination of these restrictions, including such earlier time as Leucadia beneficially owns less than 5% of the Company’s common stock.

9. Legal Matters; Regulatory Approvals. We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Securities as described in this Issuer Repurchase Notice. Should any approval or other action be required, we presently intend to seek the approval or take the action. However, we cannot assure you that we would be able to obtain any required approval or take any other required action.

10. Purchases of Securities by the Company and Its Affiliates. During the 60 days preceding the commencement of the Offer, the Company has made no repurchases of the Securities.

Effective on the commencement date of the Offer, we and our affiliates, including their executive officers and Directors, are prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Offer until at least the tenth business day after the Repurchase Date. Following such time, if any Securities remain outstanding, we and our respective affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price. Any decision to purchase Securities after the Offer, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Offer, the market price of our common stock, our business and financial position, and general economic and market conditions.

11. Material United States Income Tax Considerations.

CIRCULAR 230 DISCLOSURE

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT (A) ANY UNITED STATES FEDERAL TAX ADVICE CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS OR ENCLOSURES) WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING UNITED STATES FEDERAL TAX PENALTIES, (B) ANY SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTER ADDRESSED HEREIN AND (C) ANY TAXPAYER TO WHOM THE TRANSACTIONS OR MATTERS ARE BEING PROMOTED, MARKETED OR RECOMMENDED SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

U.S. Federal Income Tax Considerations. The following discussion is a summary of the material U.S. federal income tax considerations relating to the surrender of Securities for repurchase pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. This summary applies only to Holders who hold Securities as “capital assets” within the meaning of Section 1221 of the Code, that is, generally, for investment. This summary does not discuss all aspects of United States federal income taxation that may be relevant to Holders in light of their special circumstances or to Holders subject to special tax rules. Special rules apply, for example, to financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, persons who hold Securities through a partnership or other pass-through entity, persons subject to alternative minimum tax, persons holding Securities as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, persons whose functional currency is not the U.S. dollar or persons who have ceased to be U.S. citizens or to be taxed as resident aliens. This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.

As used in this summary, a “U.S. Holder” is a beneficial owner of Securities that is (1) an individual who is a citizen or resident of the United States, (2) a domestic corporation, (3) an estate the income of which is subject to United States federal income tax without regard to its source or (4) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a United States person. As used in this summary, the term “non-U.S. Holder” means a beneficial owner of Securities that is not a U.S. Holder.

Sale of Securities Pursuant to the Offer. A U.S. Holder who receives cash in exchange for Securities pursuant to the Offer will recognize taxable gain or loss equal to the difference between (i) the amount of cash received, other than amounts attributable to accrued interest, which will be taxed as ordinary interest income to the extent not already previously recognized, and (ii) the Holder’s adjusted tax basis in the Securities surrendered. Generally, a U.S. Holder’s adjusted tax basis in the Securities will equal the Holder’s cost of the Securities increased by any market discount previously included in income by the Holder with respect to the Securities and reduced by any amortizable bond premium which the Holder has previously amortized. Subject to the market discount rules described below, a U.S. Holder’s gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Securities were held for more than a year.

An exception to the capital gain treatment described above may apply to a U.S. Holder who purchased Securities at a “market discount.” In general, unless a U.S. Holder acquired a Note upon the Securities’ original issuance at the original “issue price” for the Notes, market discount is the excess, if any, of the principal amount of a Security over the U.S. Holder’s tax basis therein at the time of the acquisition (unless the amount of such excess is less than a specified de minimis amount, in which case market discount is considered zero). In general, unless the U.S. Holder has elected to include market discount in income currently as it accrues, any gain realized by a U.S. Holder on the sale of Securities having market discount in excess of the de minimis amount will be treated as ordinary income to the extent of the lesser of (i) the gain recognized or (ii) the portion of the market discount that has accrued (on a straight-line basis or, at the election of the U.S. Holder, on a constant yield basis) while such Securities were held by the U.S. Holder.

A non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on the receipt of cash in exchange for Securities pursuant to the Offer unless:

•

the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment maintained by the Holder;

•	the non-U.S. Holder is an individual who is present in the U.S. for at least 183 days during the year of disposition of the note or shares and other conditions are satisfied; or

•	section 897 of the Code applies to the non-U.S. Holder (as described below).

If a non-U.S. Holder is engaged in a trade or business in the United States and the Holder’s investment in the Securities is effectively connected with such trade or business, the Holder will be subject to regular United States federal income tax on a net income basis on any gain recognized upon a sale of the Securities pursuant to the Offer in the same manner as if the Holder were a U.S. Holder. In addition, if the non-U.S. Holder is a foreign corporation, the Holder may be subject to a branch profits tax of 30% (or the lower rate provided by an applicable income tax treaty) of the Holder’s earnings and profits for the taxable year that are effectively connected with the Holder’s conduct of a trade or business in the United States. If a non-U.S. Holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the Holder in the United States.

We believe that we are currently a United States real property holding corporation and that we are likely to remain one. As a result, section 897 may require any gain realized by a non-U.S. Holder upon the purchase of the Securities pursuant to the Offer to be treated as effectively connected with the conduct of a trade or business in the United States and taxable in the manner described above. In addition, if we are a United States real property holding corporation, section 1445 of the Code may impose a United States withholding tax, at a rate of 10%, on the amount realized upon the sale of the Securities. As long as our common stock continues to be regularly traded on the New York Stock Exchange, however, we believe that a non-U.S. Holder will not be subject to United States federal income tax under section 897 on any gain realized upon a sale of the Securities pursuant to the Offer or to withholding under section 1445 on the amount realized on the sale of the Securities, so long as, on the date of acquisition by the Holder of any of the Securities the aggregate fair market value of all such Securities owned by the non-U.S. Holder does not exceed 5% of the aggregate value of our outstanding common stock. Special rules may apply for determining on what date the fair market value of the Securities should be determined for these purposes. The value of the Securities may be aggregated, for these purposes, with other interests owned directly or indirectly by the non-U.S. Holder. We urge you to consult with your tax advisor to determine whether you meet these conditions, or whether you otherwise qualify for exemption from section 897 and section 1445.

Backup Withholding. A U.S. Holder may be subject to backup withholding on the gross payment unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding will be allowed as a credit against such U.S. Holder’s United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS. Information reporting, and possibly backup withholding, may apply if the Securities are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Securities pursuant to the Offer.

All descriptions of tax considerations are for Holders’ guidance only and are not tax advice. We recommend that Holders consult with their tax and financial advisors with respect to the tax consequences of surrendering Securities for repurchase, including the applicability and effect of state, local and foreign tax laws, before surrendering their Securities for repurchase.

12. Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Securities pursuant to the Offer.

13. Additional Information. This Offer is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to surrender Securities pursuant to the Offer:

1.	Our annual report on Form 10-K for our fiscal year ended June 30, 2008, filed with the SEC on August 29, 2008;

2.	Our definitive proxy statement on Schedule 14A for our 2008 annual meeting of shareholders, filed with the SEC on September 15, 2008;

3.	Our current reports on Form 8-K dated August 6, 2008, September 3, 2008, October 1, 2008, and October 27, 2008. Notwithstanding the foregoing, information furnished but not filed in any current report on Form 8-K, including the related exhibits, is not deemed referenced herein;

4.	All documents filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Issuer Repurchase Notice and prior to midnight, New York City time, on the Repurchase Date; and

5.	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on December 5, 1990 and any further amendment or report filed hereafter for the purpose of updating such description.

The SEC file number for these filings is 001-10667. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at www.sec.gov.

Each person to whom a copy of this Offer is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing to us at AmeriCredit Corp., 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102, Attention: Investor Relations, or telephoning (817) 302-7000.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer, you should rely on the statements made in the most recent document.

The information about us contained in this should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to surrender Securities pursuant to this Offer.

14. No Solicitations. We have not employed any persons to make solicitations or recommendations in connection with the Offer.

15. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

16. Conflicts. In the event of any conflict between this Issuer Repurchase Notice and the accompanying Repurchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

Neither we, our Board of Directors, nor our employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for repurchase pursuant to this Issuer Repurchase Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for repurchase and, if so, the principal amount of Securities to surrender based on their own assessment of current market value and other relevant factors.

AMERICREDIT CORP.

SCHEDULE A

INFORMATION ABOUT THE DIRECTORS AND

EXECUTIVE OFFICERS OF AMERICREDIT CORP.

The table below sets forth information about our Directors and executive officers as of October 20, 2008. To the best of our knowledge, none of our executive officers or Directors have beneficial ownership in the Securities.

Name	Position
Clifton H. Morris, Jr.	Chairman of the Board of Directors

Daniel E. Berce	President and Chief Executive Officer

Steven P. Bowman	Executive Vice President, Chief Credit and Risk Officer

Chris A. Choate	Executive Vice President, Chief Financial Officer and Treasurer

Mark Floyd	Executive Vice President, Co-Chief Operating Officer

Preston A. Miller	Executive Vice President, Co-Chief Operating Officer

John Clay	Director

Ian M. Cumming	Director

A.R. Dike	Director

James H. Greer	Director

Douglas K. Higgins	Director

Kenneth H. Jones, Jr.	Director

Justin R. Wheeler	Director

The business address and telephone number of each Director and executive officer is care of AmeriCredit Corp., 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102, (817) 302-7000.

Exhibit (a)(1)(B)

REPURCHASE NOTICE

OF SURRENDER OF

AMERICREDIT CORP.

1.75% CONVERTIBLE SENIOR NOTES DUE 2023

CUSIP Numbers: 03060R AM 3

Pursuant to the Issuer Repurchase Notice

Dated October 20, 2008

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT,

NEW YORK CITY TIME, ON MONDAY, NOVEMBER 17, 2008, AND WILL

NOT BE EXTENDED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

This Repurchase Notice relates to the repurchase of 1.75% Convertible Senior Notes Due 2023 (the “Securities”) of AmeriCredit Corp., a Texas corporation (the “Company” or “AmeriCredit”), at the option of the holder thereof, pursuant to the terms and conditions specified in the Securities and as set forth in the Issuer Repurchase Notice, dated October 20, 2008, and the Indenture, dated as of November 18, 2003 (the “Indenture”), between the Company, the Guarantors (as defined therein) and HSBC Bank USA, National Association, as Trustee (the “Paying Agent”).

Holders of Securities (the “Holders”) must validly surrender Securities for repurchase (and not have withdrawn such Securities) prior to midnight, New York City time, on November 17, 2008, unless the Offer is required to be extended by applicable law, in order to receive $1,002.50 per $1,000 principal amount of Securities, plus accrued and unpaid interest, if any, up to but excluding November 18, 2008. HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL COPY OF THIS REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The address for the Paying Agent is:

HSBC Bank USA, National Association

Corporate Trust & Loan Agency

2 Hanson Place, 14th Floor

Brooklyn, New York 11217-1409

Attention: Corporate Trust Operations

Tel: (800) 662-9844

Fax: (718) 488-4488

The instructions accompanying this Repurchase Notice should be read carefully before this Repurchase Notice is completed.

This Repurchase Notice can be used only if:

•	certificates representing Securities are to be physically delivered with it to the Paying Agent, or

•

a surrender of Securities is being made concurrently by book-entry transfer to the Paying Agent’s account at DTC through the DTC’s Automatic Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system. Holders that surrender through DTC need not submit a physical Repurchase Notice to the Paying Agent if such Holders comply with the transmittal procedures of DTC.

Any beneficial owner whose Securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to surrender such Securities should contact such registered holder of the Securities promptly and instruct such registered holder to surrender such Securities on behalf of the beneficial owner.

Delivery of this Repurchase Notice and all other required documents to an address other than as set forth above does not constitute valid delivery to the Paying Agent. Delivery of documents to DTC or the Company does not constitute delivery to the Paying Agent. The method of delivery of all documents, including certificates representing Securities, is at the risk of the Holder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. You must sign this Repurchase Notice in the appropriate space provided therefore, with signature guarantee if required, and complete a Form W-9 (available at the IRS website at www.irs.gov). See instructions 1, 2 and 12.

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Ladies and Gentlemen:

By execution of this Repurchase Notice, each signatory hereof (the “undersigned”) represents that the undersigned has received the Issuer Repurchase Notice, dated October 20, 2008 (the “Issuer Repurchase Notice”), of AmeriCredit Corp., a Texas corporation (the “Company” or “AmeriCredit Corp.”), which provides the notice to the holders (the “Holders”) required pursuant to the Indenture, dated as of November 18, 2003 (the “Indenture”), between the Company, the Guarantors (as defined therein) and HSBC Bank USA, National Association, as Trustee (the “Paying Agent”). This Repurchase Notice relates to the Company’s 1.75% Convertible Senior Notes due 2023 (the “Securities”), and the Holder’s right to surrender the Securities for repurchase by the Company for $1,002.50 per $1,000 principal amount of the Securities (the “Repurchase Price”), plus accrued and unpaid interest, if any, up to but excluding November 18, 2008, subject to the terms and conditions of the Indenture, the Securities and the Issuer Repurchase Notice. Upon the terms and subject to the conditions set forth herein and the Indenture, and effective upon the acceptance for payment thereof, the undersigned hereby irrevocably sells, assigns and transfers all right and title to the Company in and to the Securities surrendered hereby.

The undersigned hereby irrevocably constitutes and appoints the Paying Agent the true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that the Paying Agent also acts as the agent of the Company) with respect to such Securities, with full power of substitution (such power-of-attorney being deemed to be an irrevocable power coupled with an interest) to (1) present such Securities and all evidences of transfer and authenticity to, or transfer ownership of, such Securities on the account books maintained by the Depository Trust Company (“DTC”) to, or upon the order of, the Company, (2) present such Securities for transfer and cancellation on the books of the relevant security registrar, and (3) receive all benefits and otherwise exercise all rights of beneficial ownership of such Securities, all in accordance with the terms of and conditions to the Issuer Repurchase Notice and the Indenture.

The undersigned hereby represents, warrants and covenants that:

(a) the undersigned owns the Securities surrendered hereby as contemplated by Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, and has full power and authority to validly surrender the Securities surrendered hereby;

(b) when and to the extent the Company accepts such Securities for payment, the Company will acquire good, marketable and unencumbered title to them, free and clear of all security interests, liens, charges, encumbrances, conditional sales agreements or other obligations relating to their surrender or transfer, and not subject to any adverse claim;

(c) on request, the undersigned will execute and deliver any additional documents that the Paying Agent or the Company deems necessary or desirable to complete the surrender of the Securities surrendered for repurchase hereby and accepted for payment; and

(d) the undersigned has read and agrees to all of the terms of the Issuer Repurchase Notice and this Repurchase Notice.

The undersigned understands that surrender of the Securities is not made in acceptable form until receipt by the Paying Agent of this Repurchase Notice, duly completed and signed, together with all accompanying evidence of authority in form satisfactory to the Company in its sole discretion (which may delegate power in whole or in part to the Paying Agent). All questions as to form of documents, eligibility, validity (including time of receipt) and acceptance for payment of any surrender of Securities for repurchase hereunder will be determined by the Company in its sole discretion (which may delegate power in whole or in part to the Paying Agent) and such determination shall be final and binding on all parties.

The undersigned understands that all Securities properly surrendered for repurchase and not withdrawn prior to midnight, New York City time, on Monday, November 17, 2008 or, if the Offer is required to be extended by applicable law, the time and date the extended offer expires, will be repurchased at the Repurchase Price, plus accrued and unpaid interest, if any, up to but excluding November 18, 2008 (the “Repurchase Date”), in cash, upon

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the terms and conditions specified in the Indenture of the Securities and as set forth in the Issuer Repurchase Notice. The undersigned understands that acceptance of the Securities by the Company for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Indenture, the Issuer Repurchase Notice and this Repurchase Notice.

The check for the aggregate Repurchase Price, plus accrued and unpaid interest, if any, up to but excluding the Repurchase Date, for such of the Securities surrendered hereby as are repurchased will be issued to the order of the undersigned and mailed to the address indicated in the box entitled “Description of Securities Being Surrendered for Repurchase,” unless otherwise indicated in the boxes entitled “Special Issuance Instructions” or “Special Delivery Instructions” herein. In the event that the boxes entitled “Special Issuance Instructions” and/or “Special Delivery Instructions” are completed, the check will be issued in the name of, and the payment of the aggregate Repurchase Price, plus accrued and unpaid interest, if any, up to but excluding the Repurchase Date, will be mailed to, the address so indicated.

All authority conferred or agreed to be conferred in this Repurchase Notice shall not be affected by and shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Repurchase Notice shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

NOTE: SIGNATURES MUST BE PROVIDED

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

DESCRIPTION OF SECURITIES BEING SURRENDERED FOR REPURCHASE

Securities Surrendered for Repurchase (Attach additional signed list, if necessary)
Name(s) and Address(es) of Registered Holder(s) (Please fill in exactly as name(s) appear(s) on Securities) (1)	Security Certificate Number(s) (2)	Principal Amount Represented By Securities	Principal Amount Surrendered for Repurchase (2)(3)

Total Amount Surrendered for Repurchase

(1)	Must correspond exactly to the name(s) that appear(s) on the certificate(s) for the Securities and the Paying Agent’s record of registered holders or, if surrendered by a DTC participant, exactly as such participant’s name(s) and address(es) appear(s) on the security position listing of DTC.
(2)	Need not be completed if Securities are being surrendered for repurchase by book-entry transfer.
(3)	If you desire to surrender for repurchase less than the entire principal amount evidenced by the Securities listed above, please indicate in this column the portion of the principal amount of such Securities that you wish to surrender for repurchase; otherwise, the entire principal amount evidenced by such Securities will be deemed to have been surrendered for repurchase.

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METHOD OF DELIVERY

☐	CHECK HERE IF SECURITIES WERE PHYSICALLY DELIVERED TO THE PAYING AGENT.

☐	CHECK HERE IF SECURITIES WERE DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE PAYING AGENT WITH DTC AND COMPLETE THE FOLLOWING:

Name of Surrendering Institution:

Address:

Telephone:	Facsimile:

Contact Person:	Date Surrendered:

DTC Account Number:	Transaction Code Number:

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SPECIAL ISSUANCE

INSTRUCTIONS

(See Instructions 2, 4, 5 and 6)

To be completed ONLY if Securities not surrendered or not repurchased and/or any check for the aggregate Repurchase Price of Securities repurchased are to be issued in the name of and sent to someone other than the undersigned, or if Securities surrendered by book-entry transfer that are not accepted for repurchase are to be credited to an account maintained at DTC other than the one designated above.

Issue Check and/or Securities to:

Name:
(Please Print)

Address:
(Include Zip Code)

(Taxpayer Identification Number or Social Security Number)

Credit unrepurchased Securities by book-entry to DTC account number:

(DTC Account Number)

(Account Party)

SPECIAL DELIVERY

INSTRUCTIONS

(See Instructions 2, 4, 5 and 6)

To be completed ONLY if Securities not surrendered or not repurchased and/or any check for the aggregate Repurchase Price of Securities repurchased, issued in the name of the undersigned, are to be sent to someone other than the undersigned, or to the undersigned at an address other than that indicated above.

Mail Check and/or Securities to:

Name:
(Please Print)

Address:
(Include Zip Code)

NOTE: SIGNATURES MUST BE PROVIDED ON THE FOLLOWING PAGE.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

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SIGN HERE

(See Instructions 1 and 5)

(Please Complete Form W-9)

Must be signed by registered Holder(s) exactly as name(s) appear(s) on the Securities or on a security position listing or by person(s) authorized to become registered Holder(s) of the Securities by documents transmitted with this Repurchase Notice. If the signature is by an attorney-in-fact, executor, administrator, trustee, guardian, partner, officer of a corporation or another party acting in a fiduciary or representative capacity, please set forth the signer’s full title.

Signature(s) of Holder(s)

Date: , 2008

Name(s):

(Please Print)

Capacity:

Area Code(s) and Telephone Number(s):

Tax Id./S.S. Number(s):

(Taxpayer Identification Number(s) or Social Security Number(s))

Address(es):

(Include Zip Code)

THE GUARANTEE BELOW MUST BE COMPLETED.

Guarantee of Signature(s)

(See Instructions 2 and 5)

Authorized Signature:

Name:

Title:

Name of Eligible Institution:

Address:

Area Code and Telephone Number:

Date:                       , 2008

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INSTRUCTIONS

Forming Part of the Terms and Conditions of this Repurchase Notice

1. Delivery of Repurchase Notice and Securities. This Repurchase Notice can be used only if Securities are to be delivered with it to the Paying Agent or a surrender of Securities is being made concurrently by book-entry transfer to the Paying Agent’s account at DTC. Holders that surrender through DTC need not submit a physical Repurchase Notice to the Paying Agent if such Holders comply with the transmittal procedures of DTC. Securities or confirmation of the delivery of Securities by book-entry transfer to the Paying Agent through DTC, together with a properly completed and duly executed Repurchase Notice or agent’s message and any other required documents, should be delivered to the Paying Agent at the appropriate address set forth on the first page of this Repurchase Notice and must be received by the Paying Agent prior to midnight, New York City time, on November 17, 2008. The term “agent’s message” means a message, transmitted to DTC and received by the Paying Agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgement that the undersigned agrees to be bound by this Repurchase Notice and that the Company may enforce this Repurchase Notice against the undersigned. Delivery of documents to DTC or the Company does not constitute delivery to the Paying Agent.

The method of delivery of all documents, including Securities, this Repurchase Notice and any other required documents, is at the election and risk of the surrendering Holder(s). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

Each surrendering Holder, by execution of this Repurchase Notice, waives any right to receive any notice of the acceptance of his or her surrender.

2. Guarantee of Signatures. No signature guarantee is required if either:

(a) this Repurchase Notice is signed by the registered Holder(s) of the Securities (which term, for purposes of this Repurchase Notice, includes any participant in DTC whose name appears on a security position listing as the Holder of such Securities) surrendered with the Repurchase Notice, unless such Holder has completed the box entitled “Special Issuance Instructions” and/or “Special Delivery Instructions” above; or

(b) the Securities surrendered with this Repurchase Notice are surrendered for the account of an eligible guarantor institution, as defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”).

In all other cases an Eligible Institution must guarantee the signatures on this Repurchase Notice. See Instruction 5.

3. Inadequate Space. If the space provided in the box captioned “Description of Securities Being Surrendered for Repurchase” is inadequate, the Security certificate numbers, the principal amount represented by the Securities and the principal amount surrendered should be listed on a separate signed schedule and attached to this Repurchase Notice.

4. Partial Surrenders and Unpurchased Securities. (Not applicable to Holders who surrender by book-entry transfer.) If less than all of the principal amount evidenced by the Securities is to be surrendered for repurchase, fill in the portion of the principal amount of such Securities which is to be surrendered for repurchase in the column entitled “Principal Amount Surrendered for Repurchase” in the box captioned “Description of Securities Being Surrendered for Repurchase.” In such case, a new certificate for the remainder of the Securities evidenced by the old certificate will be issued and sent to the registered Holder(s), unless otherwise specified in the box entitled “Special Issuance Instructions” and/or “Special Delivery Instructions” in this Repurchase Notice, as promptly as practicable following the Repurchase Date; provided, however, that each Security repurchased and each new Security issued shall be in a principal amount of $1,000 or integral multiples thereof. The full principal amount of Securities listed and delivered to the Paying Agent is deemed to have been surrendered unless otherwise indicated.

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5. Signatures on Repurchase Notice and Endorsements.

(a) If this Repurchase Notice is signed by the registered Holder(s) of the Securities surrendered for repurchase hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the Securities without any change whatsoever.

(b) If the Securities are registered in the names of two or more joint Holders, each such Holder must sign this Repurchase Notice.

(c) If any surrendered Securities are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Repurchase Notices as there are different registrations of Securities.

(d)(Not applicable to Holders who surrender by book-entry transfer.) When this Repurchase Notice is signed by the registered Holder(s) of the Securities and transmitted hereby, no endorsements of Securities is required unless payment is to be made, or the Securities not surrendered or not repurchased are to be issued, to a person other than the registered Holder(s). See Instruction 2. In such an event, signature(s) on such Securities must be guaranteed by an Eligible Institution. If this Repurchase Notice is signed by a person other than the registered Holder(s) of the Securities listed, the assignment form on the Securities must be completed and signed exactly as the name(s) of the registered Holder(s) appear on the Securities and signature(s) on such Securities must be guaranteed by an Eligible Institution. See Instruction 2.

(e) If this Repurchase Notice is signed by attorneys-in-fact, executors, administrators, trustees, guardians, partners, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Company of their authority so to act.

6. Special Payment and Special Delivery Instructions. The surrendering Holder(s) signing this Repurchase Notice should indicate in the applicable box or boxes the name and address to which Securities for principal amounts not surrendered or checks for payment of the aggregate Repurchase Price are to be issued or sent, if different from the name(s) and address(es) of such Holder(s). In the case of issuance in a different name, the taxpayer identification number or social security number of the person named must also be indicated. If no instructions are given, Securities not surrendered will be returned to the Holder(s). Any Holder(s) surrendering by book-entry transfer may request that Securities not surrendered be credited to such account at DTC as such Holder(s) may designate under the caption “Special Issuance Instructions.” If no such instructions are given, any such Securities not surrendered will be returned by crediting the account at DTC designated above.

7. Irregularities. The Company will determine, in its sole discretion, all questions as to the form of documents, eligibility, validity (including time of receipt) and acceptance for payment of any surrender of Securities and its determinations shall be final and binding on all parties. The Company reserves the absolute right to reject any or all surrenders it determines not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in the surrender of any particular Security. No surrender of Securities will be deemed to have been properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with surrenders must be cured within such time as the Company shall determine. The Company’s interpretation of the terms of the Repurchase Notice (including these instructions) will be final and binding on all parties. None of the Company, the Paying Agent or any other person is or will be obligated to give notice of any defects or irregularities in surrenders of Securities and none of them will incur any liability for failure to give such notice.

8. Mutilated, Lost, Stolen or Destroyed Certificates for Securities. Any Holder(s) whose certificates for Securities have been mutilated, lost, stolen or destroyed should write to or telephone the Paying Agent at the address or telephone number set forth on the front cover page of this Repurchase Notice.

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The Holder will then be instructed by the Paying Agent as to the steps that must be taken in order to replace the certificates. This Repurchase Notice and related documents cannot be processed until the procedures for replacing mutilated, lost, stolen or destroyed certificates have been followed.

9. Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance may be directed to the Paying Agent and additional copies of the Issuer Repurchase Notice and this Repurchase Notice may also be obtained from the Paying Agent.

10. Withdrawal Rights. You may withdraw previously surrendered Securities at any time until midnight, New York City time, on Monday November 17, 2008. See Section 4 of the Issuer Repurchase Notice for a more detailed description of withdrawal rights.

11. Transfer Taxes. If payment of the Repurchase Price is to be made to, or if Securities not surrendered or repurchased are to be registered in the name of, any persons other than the registered Holder(s), or if surrendered Securities are registered in the name of any person other than the person(s) signing this Repurchase Notice, the amount of any transfer taxes (whether imposed on the registered Holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the Repurchase Price unless satisfactory evidence of the payment of such taxes or an exemption therefrom is submitted.

12. Important Tax Information. Under U.S. federal income tax law, a Holder that surrenders Securities is required to provide the Paying Agent with such Holder’s current taxpayer identification number (“TIN”) on a properly completed Form W-9 (available at the IRS website at www.irs.gov) or, alternatively, to establish another basis for an exemption from backup withholding. If such Holder is an individual, the TIN is his or her Social Security number. If the Paying Agent is not provided with the correct TIN, the Holder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, any payment made to such Holder with respect to Securities repurchased pursuant to the Issuer Repurchase Notice may be subject to 30% backup withholding.

Certain Holders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that Holder must submit to the Paying Agent a properly completed Internal Revenue Service Form W-8 BEN (available at the IRS website at www.irs.gov), signed under penalties of perjury, attesting to that individual’s exempt status.

If backup withholding applies, the Paying Agent is required to withhold 28% of any payment made to the Holder or other payee. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service. The Paying Agent cannot refund amounts withheld by reason of backup withholding.

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Exhibit (a)(1)(C)

NOTICE OF GUARANTEED DELIVERY

OF SURRENDER OF

AMERICREDIT CORP.

1.75% CONVERTIBLE SENIOR NOTES DUE 2023

(CUSIP Number: 03060R AM 3)

Pursuant to the Issuer Repurchase Notice

Dated October 20, 2008

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT,

NEW YORK CITY TIME, ON MONDAY, NOVEMBER 17, 2008, AND WILL

NOT BE EXTENDED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

This offer will expire at midnight, New York City time, on November 17, 2008. Registered holders of Securities must surrender their Securities for repurchase on or prior to midnight, New York City time, on November 17, 2008, unless the Offer is required to be extended by applicable law, in order to receive the Repurchase Price.

This Notice of Guaranteed Delivery should be delivered to the Paying Agent:

HSBC Bank USA, National Association

Corporate Trust & Loan Agency

2 Hanson Place, 14th Floor

Brooklyn, New York 11217-1409

Attention: Corporate Trust Operations

Tel: (800) 662-9844

Fax: (718) 488-4488

Delivery of this Notice of Guaranteed Delivery to an address, or transmission via facsimile, other than as set forth above will not constitute a valid delivery.

This form is not to be used to guarantee signatures. If a signature on the Repurchase Notice is required to be guaranteed under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box in the Repurchase Notice.

All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Issuer Repurchase Notice, dated October 20, 2008, and the accompanying Repurchase Notice, of AmeriCredit Corp., a Texas corporation (the “Company”), relating to the repurchase by the Company, at the option of the holder thereof, of the Company’s 1.75% Convertible Senior Notes due 2023 (the “Securities”) for $1,002.50 per $1,000 principal amount, plus accrued and unpaid interest, if any, up to but excluding November 18, 2008, subject to the terms and conditions of the Indenture and the Offer.

As set forth in the Issuer Repurchase Notice, this Notice of Guaranteed Delivery, or one substantially equivalent to this form, must be used by a holder of the Securities if the holder elects to have the Company repurchase such Securities and (1) certificates representing such Securities are not immediately available, (2) time will not permit your Repurchase Notice, certificates representing such Securities and all other required documents to reach the Paying Agent prior to midnight, New York City time, on November 17, 2008, or (3) the procedures for delivery by book-entry transfer (including delivery of an agent’s message) cannot be completed prior to midnight, New York City time, on November 17, 2008.

Ladies and Gentlemen:

By execution hereof, the undersigned acknowledges receipt of the Issuer Repurchase Notice. Subject to the terms and conditions of the Issuer Repurchase Notice, the undersigned hereby represents that he or she is the holder of the Securities being surrendered (or caused to be surrendered) for repurchase hereby and is entitled to surrender (or cause to surrender) for repurchase such Securities as contemplated by the Issuer Repurchase Notice and, pursuant to the guaranteed delivery procedures described under the caption “Procedures to be Followed by Holders Electing to Surrender Securities for Repurchase—Notice of Guaranteed Delivery” in the Issuer Repurchase Notice, hereby surrenders (or causes to surrender) for repurchase by the Company the aggregate principal amount of Securities indicated below.

The undersigned understands that Securities surrendered for repurchase may be withdrawn by written notice of withdrawal received by the Paying Agent at any time prior to midnight, New York City time, on November 17, 2008.

The undersigned understands that payment for the Securities repurchased will be made only after valid receipt by the Paying Agent of (1) such Securities (or a book-entry confirmation of the surrender of such Securities into the Paying Agent’s account at DTC) and (2) a Repurchase Notice (or a manually signed facsimile thereof), properly completed and duly executed, with any signature guarantees and any other documents required by the Repurchase Notice or a properly transmitted agent’s message within three NYSE trading days after the date of execution of this Notice of Guaranteed Delivery. The term “agent’s message” means a message, transmitted to the DTC and received by the Paying Agent and forming a part of a book-entry transfer, that states that the DTC has received an express acknowledgement that the undersigned agrees to be bound by the Repurchase Notice and that the Company may enforce the Repurchase Notice against the undersigned. The undersigned agrees that Securities surrendered for repurchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

All authority conferred or agreed to be conferred in this Notice of Guaranteed Delivery shall not be affected by and shall survive the death or incapacity of the undersigned, and any obligations of the undersigned hereunder shall be binding upon the heirs, executors, administrators, personal and legal representatives, trustees in bankruptcy, successors and assigns of the undersigned.

This Notice of Guaranteed Delivery must be signed by the holder(s) of the Securities exactly as their name(s) appear(s) on certificate(s) representing such Securities. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, agent or other person acting in a fiduciary or representative capacity, that person must set forth his or her name, address and capacity as indicated below and submit evidence to the Company of such person’s authority to so act.

* * *

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PLEASE COMPLETE AND SIGN

DESCRIPTION OF SECURITIES BEING SURRENDERED FOR REPURCHASE

Securities Surrendered for Repurchase (Attach additional signed list, if necessary)
Name(s) and Address(es) of Registered Holder(s) (Please fill in exactly as name(s) appear(s) on Securities) (1)	Security Certificate Number(s) (2)	Principal Amount Represented by Securities	Principal Amount Surrendered for Repurchase (2)(3)

Total Amount Surrendered for Repurchase

(1)	Must correspond exactly to the name(s) that appear(s) on the certificate(s) for the Securities and the Paying Agent’s record of registered holders or, if surrendered by a DTC participant, exactly as such participant’s name(s) and address(es) appear(s) on the security position listing of DTC.
(2)	Need not be completed if Securities are being surrendered for repurchase by book-entry transfer.
(3)	If you desire to surrender for repurchase less than the entire principal amount evidenced by the Securities listed above, please indicate in this column the portion of the principal amount of such Securities that you wish to surrender for repurchase, otherwise, the entire principal amount evidenced by such Securities will be deemed to have been surrendered for repurchase.

HOLDERS SIGN HERE

(To Be Completed by All Registered Holders of Securities Being Surrendered for Repurchase)

Must be signed by registered Holder(s) exactly as name(s) appear(s) on the Securities or on a security position listing or by person(s) authorized to become registered Holder(s) of the Securities by documents transmitted with this Notice of Guaranteed Delivery. If the signature is by an attorney-in-fact, executor, administrator, trustee, guardian, partner, officer of a corporation or another party acting in a fiduciary or representative capacity, please set forth the signer’s full title.

(Signature(s) of Holder(s) or Authorized Signatory)

Name of Registered Holder(s):

Address(es):

(Include Zip Code)

Area Code(s) and Telephone Number(s):

☐ Check this box if Securities will be delivered by book-entry transfer and provide the following information:

Transaction Code Number:

Name of Surrendering Institution:

DTC Account Number:

Contact Person:

Address:

Telephone Number:	Facsimile:

3

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States or another “Eligible Guarantor Institution” as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, hereby guarantees that, within three New York Stock Exchange trading days from the date of this Notice of Guaranteed Delivery, a properly completed and validly executed Repurchase Notice (or a manually signed facsimile thereof), together with the Securities surrendered hereby in proper form for transfer (or confirmation of the book-entry transfer of such Securities into the Paying Agent’s account at the DTC, pursuant to the procedures for book-entry transfer set forth under the caption “Procedures to be Followed by Holders Electing to Surrender Securities for Repurchase—Notice of Guaranteed Delivery” in the Issuer Repurchase Notice and Repurchase Notice), and all other required documents will be delivered by the undersigned to the Paying Agent.

The institution which completes this form must deliver to the Paying Agent this Notice of Guaranteed Delivery, the Repurchase Notice (or a manually signed facsimile thereof) and certificates for Securities within the time periods specified herein. The undersigned acknowledges that failure to do so could result in financial loss to such institution.

Name of Firm:

Authorized Signature:

Name:

(Please Print or Type)

Title:

Address:

Postal/Zip Code:

Area Code and Telephone Number:

Dated:                      , 2008

NOTE:	DO NOT SEND CERTIFICATES FOR SECURITIES WITH THIS FORM—THEY SHOULD BE SENT WITH A PROPERLY COMPLETED AND DULY EXECUTED REPURCHASE NOTICE.

4

Exhibit (a)(1)(D)

NOTICE OF WITHDRAWAL

OF SURRENDER OF

AMERICREDIT CORP.

1.75% CONVERTIBLE SENIOR NOTES DUE 2023

(CUSIP Number: 03060R AM 3)

Pursuant to the Issuer Repurchase Notice

Dated October 20, 2008

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT,

NEW YORK CITY TIME, ON MONDAY, NOVEMBER 17, 2008, AND WILL

NOT BE EXTENDED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

SECURITIES SURRENDERED FOR REPURCHASE MAY BE WITHDRAWN IF THE REGISTERED HOLDER SUBMITS AND THE PAYING AGENT RECEIVES THIS COMPLETED AND SIGNED NOTICE OF WITHDRAWAL NO LATER THAN MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 17, 2008, UNLESS THE OFFER IS REQUIRED TO BE EXTENDED BY APPLICABLE LAW.

The address for the Paying Agent is:

HSBC Bank USA, National Association

Corporate Trust & Loan Agency

2 Hanson Place, 14th Floor

Brooklyn, New York 11217-1409

Attention: Corporate Trust Operations

Tel: (800) 662-9844

Fax: (718) 488-4488

All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Issuer Repurchase Notice, dated October 20, 2008, and the accompanying Repurchase Notice, of AmeriCredit Corp., a Texas corporation (the “Company”), relating to the repurchase by the Company, at the option of the holder thereof, of the Company’s 1.75% Convertible Senior Notes due 2023 (the “Securities”) for $1,002.50 per $1,000 principal amount, plus accrued and unpaid interest, if any, up to but excluding November 18, 2008, subject to the terms and conditions of the Indenture and the Offer.

This Notice of Withdrawal is to be completed by registered holders of Securities desiring to withdraw the surrender of such Securities in the Offer if (i) Securities have been previously surrendered to the Paying Agent, or (ii) delivery of such Securities has been previously made by book-entry transfer to the Paying Agent’s account at DTC pursuant to the book-entry transfer procedures described under the caption “Procedures to be Followed by Holders Electing to Surrender Securities for Repurchase” in the Issuer Repurchase Notice.

Ladies and Gentlemen:

The undersigned hereby withdraws the undersigned’s surrender for repurchase to the Company of the Securities described below, which Securities were previously surrendered for repurchase pursuant to the Issuer Repurchase Notice.

The undersigned understands that the withdrawal of Securities previously surrendered in this Offer, effected by this Notice of Withdrawal, may not be rescinded and that such Securities will no longer be deemed to be validly surrendered for repurchase for purposes of the undersigned’s Repurchase Notice. Such withdrawn Securities may be resurrendered for repurchase only by following the procedures for surrendering set forth in the Issuer Repurchase Notice and in the accompanying Repurchase Notice.

All authority conferred or agreed to be conferred in this Notice of Withdrawal shall not be affected by and shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Notice of Withdrawal shall be binding upon the heirs, personal and legal representatives, trustees in bankruptcy, successors and assigns of the undersigned.

* * *

DESCRIPTION OF SECURITIES SURRENDERED BEING WITHDRAWN

Name(s) and Address(es) of Registered Holder(s) (Please fill in exactly as name(s) appear(s) on Securities) (1)	Security Certificate Number(s) (2)	Principal Amount Represented by Securities	Principal Amount Being Withdrawn (2)(3)

Total Amount Being Withdrawn

(1)	Must correspond exactly to the name(s) that appear(s) on the certificate(s) for the Securities and the Paying Agent’s record of registered holders or, if surrendered by a DTC participant, exactly as such participant’s name(s) and address(es) appear(s) on the security position listing of DTC.
(2)	Need not be completed if Securities are being surrendered by book-entry transfer.
(3)	Unless otherwise specified, the entire aggregate principal amount evidenced by such Securities will be deemed to have been withdrawn.

METHOD OF DELIVERY

☐	CHECK HERE IF SECURITIES WERE PHYSICALLY DELIVERED TO THE PAYING AGENT.

☐	CHECK HERE IF SECURITIES WERE DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE PAYING AGENT WITH DTC AND COMPLETE THE FOLLOWING:

Name of Surrendering Institution:

Address:

Telephone:	Facsimile:

Contact Person:	Date Surrendered:

DTC Account Number:	Transaction Code Number:

2

SIGN HERE

(To Be Completed by All Registered Holders of Securities Being Withdrawn)

Must be signed by registered Holder(s) exactly as name(s) appear(s) on the Securities or on a security position listing or by person(s) authorized to become registered Holder(s) of the Securities by documents transmitted with this Notice of Withdrawal. If the signature is by an attorney-in-fact, executor, administrator, trustee, guardian, partner, officer of a corporation or another party acting in a fiduciary or representative capacity, please set forth the signer’s full title.

(Signature(s) of Holder(s) or Authorized Signatory)

Dated:                      , 2008

Name(s):

(Please Print)

Capacity (full title):

Address:

(Include Zip Code)

Area Code(s) and Telephone Number(s):

The Guarantee Below Must be Completed

GUARANTY OF SIGNATURE(S)

Authorized Signature:

Name:

Title:

Name of Eligible Institution:

Address:

Area Code and Telephone Number:

Dated:                      , 2008

3

Exhibit (a)(1)(E)

AMERICREDIT CORP.

OFFER TO REPURCHASE FOR CASH

ANY AND ALL OF ITS OUTSTANDING

1.75% CONVERTIBLE SENIOR NOTES DUE 2023

(CUSIP Number: 03060R AM 3)

Pursuant to the Issuer Repurchase Notice

Dated October 20, 2008

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT,

NEW YORK CITY TIME, ON MONDAY, NOVEMBER 17, 2008, AND WILL

NOT BE EXTENDED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Pursuant to the terms and conditions of the Indenture, dated as of November 18, 2003 (the “Indenture”), by and between AmeriCredit Corp., a Texas corporation (the “Company”), the Guarantors (as defined therein) and HSBC Bank USA, National Association, as Trustee (the “Paying Agent”), relating to the 1.75% Convertible Senior Notes due 2023 of the Company (the “Securities”), at the option of each holder thereof (the “Holder”), each Security will be repurchased by the Company for $1,002.50 per $1,000 principal amount, subject to the terms and conditions of the Indenture, the Securities and the enclosed Issuer Repurchase Notice, dated October 20, 2008, including the accompanying Repurchase Notice (together, the “Offer”).

We are requesting that you contact your clients for whom you hold Securities regarding the Offer. For your information and for forwarding to your clients for whom you hold Securities registered in your name or in the name of your nominee, or who hold Securities registered in their own names, we are enclosing the following documents:

1.	Issuer Repurchase Notice dated October 20, 2008;

2.	A Repurchase Notice relating to the Securities for your use and for the information of your clients;

3.	A Notice of Guaranteed Delivery relating to the Securities which is to be used to accept the Offer if certificates for Securities are not immediately available or time will not permit all required documents to reach the Paying Agent prior to midnight, New York City time, on November 17, 2008, or if the procedure for book-entry transfer cannot be completed on a timely basis;

4.	A Notice of Withdrawal relating to the Securities which is to be used by registered holders of Securities desiring to withdraw the surrender of such Securities in the Offer if (i) Securities have been previously surrendered to the Paying Agent, or (ii) delivery of such Securities has been previously made by book-entry transfer to the Paying Agent’s account at DTC pursuant to the book-entry transfer procedures described under the caption “Procedures to be Followed by Holders Electing to Surrender Securities for Purchase” in the Issuer Repurchase Notice;

5.	A form of letter which may be sent to your clients for whose account you hold Securities registered in your name or the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

To participate in the Offer, a duly executed and properly completed Repurchase Notice relating to the Securities (or facsimile thereof or Agent’s Message in lieu thereof), with any required signature guarantees and any other required documents, should be sent to the Paying Agent and certificates representing the Securities, or a timely confirmation of a book-entry transfer of such Securities, should be delivered to the Paying Agent, all in accordance with the instructions set forth in the Repurchase Notice and the Issuer Repurchase Notice.

If a registered holder of Securities desires to tender, but such Securities are not immediately available, or time will not permit such holder’s Securities or other required documents to reach the Paying Agent before midnight, New York City time, on November 17, 2008, or the procedure for book-entry transfer cannot be completed on a timely basis, a Holder may elect to have the Company purchase such Securities by following the guaranteed delivery procedures described in the Issuer Repurchase Notice under “Procedures to be Followed by Holders Electing to Surrender Securities for Repurchase—Notice of Guaranteed Delivery.”

The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the Issuer Repurchase Notice and the related documents to the beneficial owners of Securities held by them as nominee or in a fiduciary capacity. The Company will not make any payments to brokers, dealers, or others soliciting acceptances of the Offer. Holders of Securities will not be obligated to pay or cause to be paid any securities transfer taxes applicable to the repurchase of Securities pursuant to the Offer.

Any inquiries you may have with respect to the Offer, or requests for additional copies of the enclosed materials, should be directed to HSBC Bank USA, National Association, the Paying Agent, at its address and telephone number set forth on the front of the Issuer Repurchase Notice.

Very truly yours,

AmeriCredit Corp.

Nothing herein or in the enclosed documents shall constitute you or any person as an agent of the Company or the Paying Agent, or authorize you or any other person to use any document or make any statements on behalf of either of them with respect to the Offer, except for statements expressly made in the Issuer Repurchase Notice or the Repurchase Notice.

Enclosures

2

Exhibit (a)(1)(F)

AMERICREDIT CORP.

OFFER TO REPURCHASE FOR CASH

ANY AND ALL OF ITS OUTSTANDING

1.75% CONVERTIBLE SENIOR NOTES DUE 2023

(CUSIP Number: 03060R AM 3)

Pursuant to the Issuer Repurchase Notice

Dated October 20, 2008

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT,

NEW YORK CITY TIME, ON MONDAY, NOVEMBER 17, 2008, AND WILL

NOT BE EXTENDED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

To Our Clients:

Enclosed for your consideration is the Issuer Repurchase Notice dated October 20, 2008 ( the “Issuer Repurchase Notice”), and the related Repurchase Notice (the “Repurchase Notice”), relating to the option of each holder (the “Holder”) of 1.75% Convertible Senior Notes due 2023 (the “Securities”) of AmeriCredit Corp., a Texas corporation (the “Company”), to require the Company to repurchase such Securities for $1,002.50 per $1,000 principal amount, plus any accrued and unpaid interest, if any, up to but excluding November 17, 2008, subject to the terms and conditions of the Indenture, dated as of November 18, 2003 (the “Indenture”), by and between the Company, the Guarantors (as defined therein) and HSBC Bank USA, National Association., as Trustee (the “Paying Agent”), the enclosed Issuer Repurchase Notice and the accompanying Repurchase Notice (together, the “Offer”).

This material is being forwarded to you as the beneficial owner of the Securities held by us for your account but not registered in your name. Surrender of such Securities may only be made by us or our nominee as the holder of record and pursuant to your instructions.

Accordingly, we request instructions as to whether you wish us to surrender on your behalf the Securities held by us for your account, pursuant to the terms and conditions set forth in the enclosed Issuer Repurchase Notice and Repurchase Notice.

Your instructions should be forwarded to us as promptly as possible in order to permit us to surrender the Securities on your behalf in accordance with the provisions of the Offer.

Your attention is directed to the following:

1.	The Offer is for any and all Securities.

2.	Subject to the terms and conditions in the Issuer Repurchase Notice and the Repurchase Notice, any transfer taxes incident to the transfer of Securities from the holder of Securities to the Company will be paid by the Company.

3.	The Offer expires at midnight, New York City time, on November 17, 2008, unless the Offer is required to be extended by applicable law.

If you wish to have us surrender your Securities, please so instruct us by completing, executing and returning to us the instruction form on the back of this letter. The Repurchase Notice is furnished to you for information only and may not be used directly by you to tender Securities.

INSTRUCTIONS WITH RESPECT TO

THE OFFER

The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the Offer with respect to their Securities.

This will instruct you to surrender the Securities held by you for the account of the undersigned, upon and subject to the terms and conditions set forth in the Issuer Repurchase Notice and the related Repurchase Notice.

The undersigned expressly agrees to be bound by the enclosed Repurchase Notice and that such Repurchase Notice may be enforced against the undersigned.

Please tender the Securities held by you for my account as indicated below:

Aggregate Principal Amount of Securities held by you for the account of the undersigned is (fill in amount):

$                     of 1.75% Convertible Senior Notes Due 2023

☐	Please TENDER the following Securities held by you for my account (fill in amount—must be in principal amounts of $1,000 or integral multiples thereof):

$                     of 1.75% Convertible Senior Notes Due 2023

☐	Please DO NOT TENDER any Securities held by you for my account.

Dated:                     , 2008

Signature(s)

Please print name(s) here

Address(es)

Area Code and Telephone Number

Tax Identification or Social Security No(s).

None of the Securities held by us for your account will be surrendered unless we receive written instructions from you to do so. Unless a specific contrary instruction is given in the space provided, your signature(s) hereon shall constitute an instruction to us to surrender ALL the Securities held by us for your account.